Exhibit 99.1

ARIS MINING ANNOUNCES COLOMBIAN Ministry of environment RESOLUTION RELATED TO THE Santurbán rEGION

Vancouver, Canada, March 5, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that the Colombian Ministry of Environment has completed the public consultation process initiated in November 2024 in respect of the resolution establishing a Temporary Reserve Area (TRA) in the Santurbán region of the Santander Department, where the Soto Norte Project is located. Effective March 4th, this resolution allows the Ministry of Environment to evaluate water resources in the area and temporarily suspend the issuance of environmental licenses for two years. As previously announced, this resolution does not affect Aris Mining’s Segovia Operations, the Marmato Mine or the Lower Mine Project, all of which are licensed and located outside the designated study area.

Neil Woodyer, CEO of Aris Mining, commented “Following the start of the consultation process for the proposed TRA that we announced in November 2024, Aris Mining has continued to advance environmental and technical studies of a smaller-scale version of the Soto Norte Project, with completion expected by mid-2025. Once finalized and with significant local support for the project from the Soto Norte community, we look forward to engaging with the Ministry of Environment and its new leadership, as our redesigned project aligns with the resolution’s focus on environmental protection. We are taking a new approach compared to previous permitting submissions, featuring scaled-down mining operations and processing facilities, a reduced environmental impact, and new processing options to support local small-scale miners. Building on our successful partnerships with small-scale miners at our other Colombian mine sites, the Soto Norte Project offers a responsible solution to reduce existing harm from unauthorized mining activities in the Santurbán region.”

The Soto Norte Project remains several years away from development and is planned to commence following the completion of the ongoing expansions of our Segovia and Marmato Mines.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 450,000 ounces of gold following the ramp-up of the Segovia mill expansion, expected during the second half of 2025, and the new Marmato Lower Mine, which is expected to ramp up in 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in mid-2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, further diversifying its asset portfolio.

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Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Forward-Looking Information

This news release contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, are forward-looking statements, including, without limitation, statements relating to the purpose, timing and impact of the TRA, the Company’s plans and proposed timing related to the Soto Norte Project, the benefits of the Company’s partnership model with small-scale minors, compliance of the Company’s revised development plan with environmental standards and the TRA, the potential economic and environmental benefits of the Soto Norte Project, anticipated production growth, timing of the completion of the Segovia mill expansion and the ramp-up of the Marmato Lower Mine. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Statements concerning mineral resources and mineral reserve estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining's Annual Information Form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company's filings with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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